Smartag International, Inc.

October 28, 2009

VIA EDGAR AND FACSIMILE

Jay H. Knight
Staff Attorney, AD 11
U.S.Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Tel (202) 551-3370

Re:         Smartag International, Inc. (the “Company”)
Form 10-12G
Filed on September 28, 2009
File No. 000-53792

Dear Mr. Knight:

This letter is in response to the Securities and Exchange Commission’s comment letter dated October 20, 2009, and addresses the Staff’s comments and concerns relating to the Commission’s examination of the Company’s Form 10-12G.   Each of our responses in this letter will be provided in the order of the comments raised by the Staff's October 20, 2009 letter. Courtesy copies of the marked document are also transmitted with this letter for the Staff’s convenience.

General

1.
We noted your comment and plan to respond to your comments within the 60-day time period.  In the event we do not address your comments satisfactory, we plan to withdraw the Form 10 and re-file a new Form 10 with changes responsive to your comments.

Explanatory Note

2.
We noted your comment, agreed with the comment, and revised it accordingly.  We have revised and updated the explanatory note to indicate that we are voluntarily registering our common stock pursuant to Section 12(g) of the Securities Exchange Act of 1934.

Item1. Business, page 3

3.	We noted your comment, agreed with the comment, and revised it accordingly. .

Item 1.A Risk Factors, page 5
4.	We noted your comment, agreed with the comment, and included the following risk factor:

The need for audited financial statement may inhibit an acquisition.

Audited financial statements for the applicable periods will be required to be filed within four business days of the consummation of an acquisition with an operating company, and the possibility that the expense and time involved in such an endeavor may inhibit our ability to merge with another company.

5.	We noted your comment, agreed with the comment, and included the following risk factor highlighting the unavailability of Rule 144 for resales of restricted securities.

There is currently no trading market for our common stock.

10,010,000 of the 10,137,008 outstanding shares of common stock are “restricted securities” as defined under Rule 144 promulgated under the Securities Act and may only be sold pursuant to an effective registration statement or an exemption from registration, if available. The SEC has adopted final rules amending Rule 144 which became effective on February 15, 2008. These final rules may be found at: www.sec.gov/rules/final/2007/33-8869.pdf. Pursuant to the new Rule 144, one year must elapse from the time a “shell company”, as defined in Rule 405, ceases to be “shell company” and files Form 10 information with the SEC, before a restricted shareholder can resell their holdings in reliance on Rule 144. Form 10 information is equivalent to information that a company would be required to file if it were registering a class of securities on Form 10 under the Securities and Exchange Act of 1934 (the “Exchange Act”). Under the amended Rule 144, restricted or unrestricted securities, that were initially issued by a reporting or non-reporting shell company or an Issuer that has at anytime previously a reporting or non-reporting shell company as defined in Rule 405, can only be resold in reliance on Rule 144 if the following conditions are met: (1) the issuer of the securities that was formerly a reporting or non-reporting shell company has ceased to be a shell company; (2) the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act; (3) the issuer of the securities has filed all reports and material required to be filed under Section 13 or 15(d) of the Exchange Act, as applicable, during the preceding twelve months (or shorter period that the Issuer was required to file such reports and materials), other than Form 8-K reports and (4) at least one year has elapsed from the time the issuer filed the current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

At the present time, the Company is classified as a “shell company” as defined in Rule 12b-2 of the Securities and Exchange Act of 1934. As such, all restricted securities presently held by the founders of the Company may not be resold in reliance on Rule 144 until: (1) the Company files Form 10 information with the SEC when it ceases to be a “shell company”; (2) the Company has filed all reports as required by Section 13 and 15(d) of the Securities Act for twelve consecutive months; and (3) one year has elapsed from the time the Company files the current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

There can be no assurance that we will ever meet these conditions and any purchases of our shares are subject to these restrictions on resale. A purchase of our shares may never be available for resale as we can not be assured we will ever lose our shell company status.

Item 2. Management’s Discussion and Analysis or Plan of Operation, page 10

6.
We noted your comment, agreed with the comment, and revised it accordingly.  Our ability to meet our capital needs is dependant on raising additional capital, obtain financing and/or succeed in seeking out suitable candidates for a business combination with a private company.  Currently, our majority shareholder, Smartag Solutions Bhd., has indicated their willingness to loan us funds under the secured revolving promissory note until such business combination is consummated.  Additionally, they have indicated their willingness to extend the maturity date of such note.  As of September 30, 2009, we have terminated the Consulting, Confidentiality and Proprietary Rights Agreement with Venor, Inc.  Venor, Inc. has agreed to consult on an as needed basis.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 11

7.
We noted your comment, agreed with the comment, and revised it accordingly. Smartag Solutions Bhd.’s, CEO, Peng Keong Lim, holds voting and/or investment power over the shares beneficially owned by Smartag Solutions Bhd.

Item 5. (a) Identification of Directors and Officers, page 13

8.	We noted your comment, agreed with the comment, and revised it accordingly. Lau Ken Wah is Secretary of the Company
9.	We noted your comment, agreed with the comment, and revised it accordingly.

Item 7. Certain Relationships and Related Transactions…, page 16

10.	We noted your comment, agreed with the comment, and revised it accordingly.

On December 31, 2008, pursuant to a Share Purchase Agreement Chad Love Lieberman, the Company’s former majority stockholder and President, sold to Smartag Solutions Bhd. an aggregate of 10,000,000 shares of Company common stock which amounted to 98.6% of the Company.  Additionally, on December 31, 2008, Mr. Lieberman resigned from the board of directors and president.

Item 9. Market for Common Equity and Related Stockholder Matters, page 17

11.	We noted your comment, agreed with the comment, and revised it accordingly to read that our common stock is quoted on the OTC Pink Sheets.

Item 10. Recent Sales of Unregistered Securities, page 18

12.	We noted your comment, agreed with the comment, and revised it accordingly as follows:

We relied upon Section 4(2) of the Securities Act of 1933, as amended for the above issuances. We believed that Section 4(2) was available because:

•	None of these issuances involved underwriters, underwriting discounts or commissions;

•	We placed restrictive legends on all certificates issued;

•	No sales were made by general solicitation or advertising;

•	Sales were made only to accredited investors

In connection with the above transactions, we provided the following to all investors:

•	Access to all our books and records.

•	Access to all material contracts and documents relating to our operations.

•	The opportunity to obtain any additional information, to the extent we possessed such information, necessary to verify the accuracy of the information to which the investors were given access.

The Company’s Board of Directors has the power to issue any or all of the authorized but unissued Common Stock without stockholder approval. The Company currently has no commitments to issue any shares of common stock. However, the Company will, in all likelihood, issue a substantial number of additional shares in connection with a business combination. Since the Company expects to issue additional shares of common stock in connection with a business combination, existing stockholders of the Company may experience substantial dilution in their shares. However, it is impossible to predict whether a business combination will ultimately result in dilution to existing shareholders. If the target has a relatively weak balance sheet, a business combination may result in significant dilution. If a target has a relatively strong balance sheet, there may be little or no dilution.

13.	We noted your comment, agreed with the comment, and revised it accordingly.

Item 11. Description of Registrant’s Securities, page 19

Trading of Securities in Secondary Market, page 19

14.
We noted your comment, agreed with the comment, and revised in parts. Of the 127,008 shares issued between 1999 and 2006, 64,678 shares had their restrictions lifted in reliance of Rule 144 under the predecessor entity when it was operational prior to 2006.  None of these 64,678 are held or controlled by a control person.

(d) Debt Securities, page 20

15.	We noted your comment, agreed with the comment, and revised it accordingly to read $0.005
16.	We noted your comment, agreed with the comment, and revised Ventana Capital Partners right to acquire beneficial ownership of common shares through the convertible note.
17.
We noted your comment, agreed with the comment, and revised the related party transactions disclosure to include the November 18, 2008 Convertible Note  and the March 17, 2009 Revolving Promissory Note.

18.	We noted your comment, agreed with the comment, and revised the date to the correct date of maturity which is December 31, 2009 per exhibit 10.3.

Statement of Cash Flows, page 29

19.	We noted your comment, agreed with the comment and corrected the statement of cash flows.

Notes to the Financial Statements
Note 2 – Note Payable, page 35

20.	We noted your comment, agreed with the comment, and revised the description to clarify that the company received $10,000 in cash and $15,000 in services in exchange for the Note.
Note 4 – Related-party transactions, page 35

21.
We noted your comment, agreed with the comment, and revised it accordingly. Chad Love Lieberman was our President and sole director until December 31, 2008 at which point he resigned.  On December 31, 2008, Peng Keong Lim becaome our President.

Statement of Operations, page 40

22.
We noted your comment, agreed with the comment, and revised the statement of operations to be consistent with the presentation on the statement of operations for the years ending December 31, 2008 and 2007.

23.	We noted your comment and correct our calculation of net loss per share from discontinued operations for the six months ended June 30, 2008.

Closing

We hope that the foregoing addresses all of the Staff's comments contained in its letter of October 28, 2009.  Once the Staff has no further comments, the Company would like to be in the position to seek effectiveness on its Amended Form 10.

Should you have any questions or further comments please contact us at 949-903-0468.

Sincerely,

Smartag International, Inc.

By: /s/ PENG KEONG LIM
Peng Keong Lim
President

ACKNOWLEDGEMENT

Smartag International, Inc., (the “Company”), hereby acknowledges the following:

1.        Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with respect to the filing;

2.        The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.        The Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Dated:  October 28, 2009                                                             Smartag International, Inc.

By: /s/ PENG KEONG LIM
Peng Keong Lim, President